Exhibit 99.1

GUANGZHOU LINIU NETWORK TECHNOLOGY CO. LTD.

FINANCIAL STATEMENTS AND

REPORT OF INDEPENDENT ACCOUNTANT

FOR THE PERIOD/YEAR ENDED

DECEMBER 31ST, 2015 & 2016

(Incorporated in China on 27th October 2015 with limited liabilities)

CONTENTS

PAGE

Report of Independent Accountant	1 - 2
Statement of Operations and Other
Comprehensive Income	3
Statement of Financial Position	4
Statement of Changes in Equity	5
Statement of Cash Flows	6
Notes to the Financial Statements	7 - 12

LUI KWOK & CHAN C.P.A. LIMITED

CERTIFIED  PUBLIC  ACCOUNTANTS (PRACTISING)

CHARTERED  CERTIFIED  ACCOUNTANTS

HONG  KONG

LUI KWOK & CHAN C.P.A. LIMITED

CERTIFIED  PUBLIC  ACCOUNTANTS (PRACTISING)

CHARTERED  CERTIFIED  ACCOUNTANTS

Unit A, 6/F Success Commercial Building, 245-251 Hennessy Road, Wanchai, Hong Kong

Tel: 3105 0091       Fax: 3105 0093

P.1

INDEPENDENT AUDITORS' REPORT

TO THE SHAREHOLDERS AND DIRECTORS OF

GUANGZHOU LINIU NETWORK TECHNOLOGY CO. LTD.

(Incorporated in China with limited liability)

REPORT ON THE FINANCIAL STATEMENTS

We have audited the accompanying statement of financial position of Guangzhou Liniu Network technology Co. Ltd. (the “Company”) as of December 31, 2015 & 2016 and the related statement of operations and other comprehensive income, changes in equity, and cash flow for the period/year then ended, and the related notes to the financial statements.

Management's responsibility for the financial statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditors' responsibility

Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor’s judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the Company’s preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

P.2

INDEPENDENT AUDITORS' REPORT (continued)

TO THE SHAREHOLDERS AND DIRECTORS OF

GUANGZHOU LINIU NETWORK TECHNOLOGY CO. LTD.

(Incorporated in China with limited liability)

Auditors' responsibility - continued

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2015 & 2016 and the results of its operations and its cash flow for the periods then ended in accordance with accounting principles generally accepted in the United States of America.

LUI KWOK & CHAN C.P.A. LIMITED
Certified Public Accountants (Practising)
Chartered Certified Accountants

Kwok Tai Wai
Practising Certificate Number: P03787
HONG KONG: May 15, 2017

P.3

GUANGZHOU LINIU NETWORK TECHNOLOGY CO. LTD.

STATEMENT OF OPERATIONS AND OTHER COMPREHENSIVE INCOME
FOR THE PERIOD/YEAR ENDED DECEMBER 31, 2015 & 2016

	27.10.2015	1.1.2016
	to	to
	31.12.2015	31.12.2016
	RMB	RMB

REVENUE	-	-

COST OF SALES	-	-
GROSS PROFIT	-	-

ADMINISTRATIVE EXPENSES	(1,722,403)	(19,905,575)
LOSSES BEFORE TAX	(1,722,403)	(19,905,575)

INCOME TAX EXPENSE (Note 3)	-	-
LOSSES AND OTHER COMPREHENSIVE INCOME FOR THE PERIOD/YEAR	(1,722,403)	(19,905,575)

ACCUMULATED LOSS BROUGHT FORWARD	-	(1,722,403)
ACCUMULATED LOSS CARRIED FORWARD	(1,722,403)	(21,627,978)

The accompanying notes are an integral part of these financial statements.

P.4

GUANGZHOU LINIU NETWORK TECHNOLOGY CO. LTD.

(Incorporated in China with limited liability)

STATEMENT OF FINANCIAL POSITION

AS AT DECEMBER 31ST, 2015 & 2016

	2015	2016
	RMB	RMB

NON-CURRENT ASSETS
Property, plant and equipment (Note 4)	1,030,888	1,207,309
	1,030,888	1,207,309

CURRENT ASSETS
Bank balances and cash	849	3,500
Other receivables	466,000	466,000
	466,849	469,500
CURRENT LIABILITIES
Other payables	(104,640)	(3,467,287)
Shareholder's loan (Note 5)	(2,115,500)	(18,837,500)
	(2,220,140)	(22,304,787)
NET LIABILITIES	(722,403)	(20,627,978)

CAPITAL AND RESERVES
Share captial	1,000,000	1,000,000
Accumulated deficit	(1,722,403)	(21,627,978)
CAPITAL DEFICIENCY	(722,403)	(20,627,978)

Approved on behalf of the Board by: May 15, 2017

/s/ Wang Shun Yang
Director

The accompanying notes are an integral part of these financial statements.

P.5

GUANGZHOU LINIU NETWORK TECHNOLOGY CO. LTD.

STATEMENT OF CHANGES IN EQUITY

AS AT DECEMBER 31ST, 2015 & 2016

		Accumulated
	Share capital	deficit	Total
	RMB	RMB	RMB

Allotment of shares	1,000,000	-	1,000,000

Loss and other comprehensive income for the period	-	(1,722,403)	(1,722,403)
Balance as at 31.12.2015	1,000,000	(1,722,403)	(722,403)

Balance as at 01.01.2016	1,000,000	(1,722,403)	(722,403)

Loss and other comprehensive income for the year	-	(19,905,575)	(19,905,575)
Balance as at 31.12.2016	1,000,000	(21,627,978)	(20,627,978)

Note: According to PRC law, the subsidiary is required to set aside 10% of its after-tax profits each year, if any, to fund a statutory reserve until such reserve reaches 50% of its registered capital.

The accompanying notes are an integral part of these financial statements.

P.6

GUANGZHOU LINIU NETWORK TECHNOLOGY CO. LTD.

STATEMENT OF CASH FLOWS
FOR THE PERIOD/YEAR ENDED DECEMBER 31, 2015 & 2016

	2015	2016
	RMB	RMB

OPERATING ACTIVITIES
Loss before tax	(1,722,403)	(19,905,575)
Adjustments for:
Depreciation of property, plant and equipment	16,580	572,778
Operating cash flows before movements in working capital	(1,705,823)	(19,332,797)
Decrease in other receivables	(466,000)	-
Increase/Decrease in other payables	104,640	3,362,648
Increase/Decrease in shareholder's loan	2,115,500	16,722,000
Cash generated from operations	48,317	751,850
Income tax paid	-	-
NET CASH GENERATED FROM OPERATING ACTIVITIES	48,317	751,850
INVESTING ACTIVITIES
Purchase of property, plant and equipment	(1,047,468)	(749,199)
Proceeds from issuance of share capital	1,000,000	-
NET CASH USED IN INVESTING ACTIVITIES	(47,468)	(749,199)

NET INCREASE IN BANK BALANCES AND CASH	849	2,651
BANK BALANCES AND CASH AT BEGINNING	-	849
BANK BALANCES AND CASH AT END	849	3,500

The accompanying notes are an integral part of these financial statements.

P.7

GUANGZHOU LINIU NETWORK TECHNOLOGY CO. LTD.

NOTES TO THE FINANCIAL STATEMENTS

AS AT DECEMBER 31ST, 2015 & 2016

1.	REPORTING ENTITY GENERAL INFORMATION

A.	ORGANIZATION

Guangzhou LiNiu Network Technology Co. Ltd. (hereinafter referred to as the Company) is a limited liability company incorporated on October 27, 2015 in Guangzhou, China, which is approved and registered by Guangzhou Nansha Development Zone Market and Quality Supervision and Administration Bureau. The unified social credit code of Business Certificate is: 91440115MA59AHY523. The registered capital is one million RMB Yuan.

B.	NATURE OF OPERATIONS

The Company is engaged in research and experimental development. The scope of operation includes: Research and development of network technology; research and experimental development of engineering and technology; research and development of electronic, communication and automatic control technology; basic science research service of engineering and technology; computer technology development and technical service; research and development and technical service of communication technology; software testing services; electronic engineering design services; software development; information systems integration services; information technology consulting services; engineering technology advisory services; electronic product design services; information electronic technology services; commodity wholesale trade (except for goods under permission approval); commodity retail trade (except for goods under permission approval); import and export of goods (except for franchised goods); technology import and export; data processing and storage services.

C.	BASIS OF PRESENTATION

The accompanying financial statements are presented on the accrual basis of accounting, which presents financial position, results of operations and cash flows in accordance with accounting principles generally accepted in the United States of America (US GAAP).

D.	USE OF ESTIMATES

The preparation of financial statements in conformity with US GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. These estimates involve judgments with respect to, among other things, various future economic factors that are difficult to predict and are beyond the control of the Company. Therefore, actual results could differ from these estimates.

P.8

GUANGZHOU LINIU NETWORK TECHNOLOGY CO. LTD.

NOTES TO THE FINANCIAL STATEMENTS (continued)

AS AT DECEMBER 31ST, 2015 & 2016

2.	PRINCIPAL ACCOUNTING POLICIES - continued

The financial statements have been prepared on the historical cost basis. Historical cost is generally based on the fair value of the consideration given in exchanges for goods. The principal accounting policies are set out below.

a) Cash and cash equivalents

The Company considers instruments purchased with original maturities of 90 days or less to be cash equivalents. Cash held in financial institutions may exceed insured amounts. The Company’s cash and cash equivalents are held with a reputable financial institution, and to date the Company has not incurred losses related to cash and cash equivalents. As of December 31, 2015 and 2016, the Company had no cash held in financial institutions.

b) Property and equipment

Property and equipment, including leasehold improvements, are carried at cost. Maintenance and repairs that do not improve or extend the lives of property and equipment are charged to expense as incurred. When assets are sold or retired, their cost and related accumulated depreciation are removed from the accounts and any gain or loss is reported in the statement of operations. Depreciation is provided over the estimated useful life of each class of depreciable assets and is computed using the straight-line method. The estimated useful lives for the property and equipment classes are as follows:

Furniture and fixtures and office equipment	5 years
Computer and other electronic equipment	3 years

c) Employee benefits

Payments to defined contribution retirement benefit plan are recognised as an expense when employees has rendered service entitle them to contributions. A liability is recognised for benefits accruing to employees in respect of wages, salaries and annual leave in the period the related service is rendered at the undiscounted amount of the benefits to be paid in exchange for the service.

d) Income Taxes

Income tax expense represents the sum of the tax currently payable and deferred tax.

The tax currently payable is based on taxable profit for the year/period. Taxable profit differs from profit before tax as reported in the consolidated statement of profit or loss and other comprehensive income because of income or expense that are taxable or deductible in other years and items that are never taxable or deductible. The Company’s liability for current tax is calculated using tax rates that have been enacted or substantively enacted by the end of the reporting period.

P.9

GUANGZHOU LINIU NETWORK TECHNOLOGY CO. LTD.

NOTES TO THE FINANCIAL STATEMENTS (continued)

AS AT DECEMBER 31ST, 2015 & 2016

2.	PRINCIPAL ACCOUNTING POLICIES - continued

d) Income Taxes - continued

Deferred tax is recognized on temporary differences between the carrying amounts of assets and liabilities in the consolidated financial statements and the corresponding tax bases used in the computation of taxable profit. Deferred tax liabilities are generally recognized for all taxable temporary differences. Deferred tax assets are generally recognized for all deductible temporary differences to the extent that it is probable that taxable profits will be available against which those deductible temporary differences can be utilized. Such deferred tax assets and liabilities are not recognized if the temporary difference arises from the initial recognition (other than in a business combination) of other assets and liabilities in a transaction that affects neither the taxable profit nor the accounting profit.

Deferred tax liabilities are recognized for taxable temporary differences associated with investments in subsidiaries, except where the Company is able to control the reversal of the temporary difference and it is probable that the temporary difference will not reverse in the foreseeable future. Deferred tax assets arising from deductible temporary differences associated with such investments are only recognized to the extent that it is probable that there will be sufficient taxable profits against which to utilize the benefits of the temporary differences and they are expected to reverse in the foreseeable future.

The carrying amount of deferred tax assets is reviewed at the end of each reporting period and reduced to the extent that it is no longer probable that sufficient taxable profits will be available to allow all or part of the asset to be recovered.

Deferred tax assets and liabilities are measured at the tax rates that are expected to apply in the period in which the liability is settled or the asset is realized, based on tax rates (and tax laws) that have been enacted or substantively enacted by the end of the reporting period. The measurement of deferred tax liabilities and assets reflects the tax consequences that would follow from the manner in which the Company expects, at the end of the reporting period, to recover or settle the carrying amount of its assets and liabilities.

Current and deferred tax are recognized in profit or loss.

e) Research and development expenses

Expenditure on research activities is recognized as an expense in the period in which it is incurred. An internally-generated intangible asset arising from development (or from the development phase of an internal project), is recognized if all of the following have been demonstrated:

-  the technical feasibility of completing the intangible asset so that it will be available for use or sale;

-  the intention to complete the intangible asset and use or sell it;

-  the ability to use or sell the intangible asset;

-  how the intangible asset will generate probable future economic benefits;

-  the availability of adequate technical, financial and other resources to complete the development and to use or sell the intangible asset; and

-  the ability to measure reliably the expenditure attributable to the intangible asset during its development.

P.10

GUANGZHOU LINIU NETWORK TECHNOLOGY CO. LTD.

NOTES TO THE FINANCIAL STATEMENTS (continued)

AS AT DECEMBER 31ST, 2015 & 2016

2.	PRINCIPAL ACCOUNTING POLICIES - continued

e) Research and development expenses

The amount initially recognized for an internally-generated intangible asset is the sum of the expenditure incurred from the date when the intangible asset first meets the recognition criteria listed above.

Subsequent to initial recognition, an internally-generated intangible asset is measured at cost less accumulated amortization and accumulated impairment losses (if any), on the same basis as intangible assets acquired separately.

The Company currently expenses internal and external development costs incurred as all current development costs do not fulfill the above conditions.

f) Impairment of tangible assets

At the end of the reporting period, the Company reviews the carrying amounts of its tangible assets to determine whether there is any indication that those assets have suffered an impairment loss. If any such indicator exists, the recoverable amount of the asset is estimated in order to determine the extent of the impairment loss, if any. Recoverable amount is defined as the higher of an asset’s fair value less costs of disposal and its value in use. In assessing value in use,the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset for which the estimates of future cash flows have not been adjusted. If the recoverable amount of an asset is estimated to be less than its carrying amount, the carrying amount of the asset is reduced to its recoverable amount. An impairment loss is recognized as an expense immediately.

When an impairment loss subsequently reverses, the carrying amount of the asset is increased to the revised estimate of its recoverable amount, but so that the increased carrying amount does not exceed the carrying amount that would have been determined had no impairment loss been recognised for the asset in prior years. A reversal of an impairment loss is recognised immediately in profit or loss, unless the relevant asset is carried at a revalued amount, in which case the reversal of the impairment loss is treated as a revaluation increase.

3.	INCOME TAXES

As of December 31, 2015 and 2016, the Company has approximately RMB1,722,403 and RMB19,905,575 respectively, in accumulated net operating loss that are unavailable to carry forwards to offset future taxable income. Because it is likely that such net operating loss carry forwards may be subject to limitation imposed by China taxation regulations. Management also believes that the net operating loss carry forwards cannot be fully utilized.

P.11

GUANGZHOU LINIU NETWORK TECHNOLOGY CO. LTD.

NOTES TO THE FINANCIAL STATEMENTS (continued)

AS AT DECEMBER 31ST, 2015 & 2016

4.	PROPERTY, PLANT AND EQUIPMENT

	2015	2016
	RMB	RMB

Computer and other electronic equipment	932,180	1,535,860
Furniture and fixtures and office equipment	115,288	260,807
	1,047,468	1,796,667
Less: accumulated depreciation and amortization	(16,580)	(589,358)
	1,030,888	1,207,309

5.	SHAREHOLDER'S LOAN

The Company’s related parties include its shareholders, Mr. Wang Shun Yang and Mr. Luo Guo Rui, holding 51% and 49% equity of the Company respectively. Outstanding balances are usually settled in cash.

The working capital of the Company was provided by Mr. Wang Shun Yang, the main shareholder and executive director and general manager of the Company. As of December 31, 2015 and 2016, the outstanding balances payable to Mr. Wang Shun Yang were RMB2,115,500 and RMB18,837,500, respectively.

The shareholder's loan is unsecured, interest-free and has no fixed terms of repayment.

6.	LEASE COMMITMENTS: OPERATING LEASE

	2015	2016
	RMB	RMB
Minimum lease payments paid under operating leases during the year	32,000	5,592,000

The Company had commitments for future minimum lease payments under non-cancellable operating leases which fall due as follows:

	2015	2016
	RMB	RMB

Within one year	5,592,000	5,592,000
In the second to fifth years inclusive	5,592,000	-
	11,184,000	5,592,000

Operating lease payments represent rentals payable by the Company for lease of certain of its offices premises.

P.12

GUANGZHOU LINIU NETWORK TECHNOLOGY CO. LTD.

NOTES TO THE FINANCIAL STATEMENTS (continued)

AS AT DECEMBER 31ST, 2015 & 2016

7.	COMMITMENTS AND CONTINGENCIES

The Company evaluated its financial statements for commitments and contingencies during the period/year ended December 31, 2015 & 2016, and is not aware of any other commitments other than the lease commitments and contingencies which would require recognition or disclosure in the financial statements.

8.	SUBSEQUENT EVENTS

The Company evaluated the financial statements for subsequent events through May 15, 2017, the date the financial statements were available to be issued. The Company is aware of subsequent events which would require recognition or disclosure in the financial statements as follows:

The Company pledged the 100% equity to Feng-Shuo (Guangzhou) Computer Technology Co., Ltd. (“Feng-Shuo”), whereby Jia-Heng Industrial Ltd. (“Jia-Heng”), a Cayman Islands company and the holding company of Feng-Shuo, becomes the holding company of the Company.

On February 7, 2017, LiNiu Technology Group ("LINU") (formerly Iao Kun Group Holding Company Limited) entered into a stock purchase agreement (the “Purchase Agreement”) with Jia-Heng, whereby LINU has acquired a 51% equity interest in Jia-Heng. As consideration for the acquisition, LINU will issue 12,484,000 ordinary shares upon the closing of transaction contemplated by the Purchase Agreement. In addition, pursuant to a profit guarantee agreement between LINU, the Company and Mr. Wang Shun Yang (the “Profit Guarantee Agreement”), LINU will make certain cash payments to the current owners of the Company only if the after-tax income for the Company is equal to or in excess of the after-tax income specified in the below table (note, U.S. values based on February 3, 2017 exchange rate of $1=RMB6.88):

Year	Income after-tax		Cash payment

2017	RMB 20 million	(US $2.9 million)	RMB5,412,000	(US $0.8 million)
2018	RMB 80 million	(US $11.6 million)	RMB21,648,000	(US $3.1 million)
2019	RMB 300 million	(US $43.6 million)	RMB81,182,000	(US $11.8 million)

2020	RMB 500 million	(US $72.7 million)	RMB135,303,000	(US $19.7 million)

2021	RMB 700 million	(US $101.7 million)	RMB189,425,860	(US $27.5 million)

Total	RMB 1.6 billion	(US $232.6 million)	RMB432,970,860	(US $62.9 million)

Cash will be paid to the current owners of the Company only when the after-tax income target is met or exceeded. The targets will be reviewed yearly and in aggregate at the end of the fifth year.

On February 28, 2017, LINU completed the acquisition contemplated by the Purchase Agreement between LINU and Jia-Heng.

9.	APPROVAL OF THE FINANCIAL STATEMENTS

The financial statements were authorised for issue by the Company's Board of Directors on May 15, 2017.